

Mail Stop 3720

May 5, 2006

VIA U.S. MAIL AND FAX (203) 431-8304
Mr. Michael Sheppard
President and Acting Chief Financial Officer
90 Grove Street
Suite 201
Ridgefield, CT   06877

> **Re: Global Matrechs Inc.**
> **Form 8-K , Section 4.01**
> **Filed May 4, 2006**
> **File No. 0-29204**

Dear Mr. Sheppard:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01

1. We note from your filing that neither your new auditor, Mantyla McReynolds LLC, from Salt Lake City, Utah nor your former auditor Sherb & Company LLP from Boca Raton, Florida is located within close proximity to your area of operation. Please tell us how you concluded that it is appropriate to have an audit report issued by an out-of-state auditor licensed outside Ridgefield, Connecticut where you are currently located.

2.   Supplementally confirm to us that the Boca Raton office of Sherb & Company LLP was registered with the PCAOB.

Please file an amended Form 8-K as appropriate and respond to these comments within five business days or tell us when you will respond.   Please understand that we may have additional comments after reviewing your filing and responses to our comments.

If you have any questions, please call Kathryn Jacobson at (202) 551-3365.

Sincerely,

Kyle Moffatt
Accountant Branch Chief